

December 20, 2023

John Meloun
Chief Financial Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA 92614

> **Re: Xponential Fitness, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2023**

Dear John Meloun:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Key Performance Indicators, page 32

1. You define a studio as "no longer operating" and exclude it from the total number of studios in operation if it has no sales for nine consecutive months or more. Please clarify for us when you consider a studio to be closed and how and when closed studios impact your KPI's. Clarify for us if you distinguish between studios no longer operating and closed.

Item 6. Exhibits

Exhibits 10.2 and 10.3, page 46

2.   Please explain to us the purpose of the waivers in these exhibits. In particular, explain to us why the waiver of the defined "Specified Transactions" was made applicable to prior to the dates of the waivers and the significance of this. Clarify for us if the waivers essentially make Section 7.02(o)(iv) of the Financing Agreement null and void since the inception of the Financing Agreement.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibit 31.1 & 31.2, page 1

3.   Please amend this filing, as well as your Form 10-Q for the period ended March 31, 2023, to file revised certificates that include internal control over financial reporting language in the introductory portion of paragraph 4 as well as paragraph 4(b). Refer to Question 246.13 of our Compliance and Discussion Interpretations on Regulation S-K for guidance on amending the filing for this purpose.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services